United States securities and exchange commission logo





                              June 30, 2022

       Sandra Gardiner
       Chief Financial Officer, Executive Vice President and Treasurer Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, California 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-37744

       Dear Ms. Gardiner:

               We have reviewed your June 9, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our May 25,
       2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       9. Revenue
       Controlled Launch Agreements, page 87

   1. Refer to your response to comment 3. You state that the amount of the cost you incur for each treatment
performed and each survey submitted by the physicians/clinics participating in the
Controlled Launch program is uncertain because the physicians have a choice to either apply
the full earned credits to the purchase of the Cell FX System or redeem them for a
smaller amount in cash and return the Cell FX System. In addition, you state that you expect
physicians to elect the more beneficial settlement alternative for the accumulated credits,
i.e. apply them to the purchase of the system. Please address the following:
 Sandra Gardiner
Pulse Biosciences, Inc.
June 30, 2022
Page 2
                As the Controlled Launch program appears to be partially related to getting additional data and partially related to selling your Cell FX System, tell us why initially recording the entire earned credits as marketing and selling expense is appropriate. In this regard, we note your expectation that the physicians will elect to apply the credits to the purchase of a system. Tell us your consideration of ASC 340-40-25 for costs incurred to obtain a contract.
                Tell us the nature of the data accumulated in the Controlled Launch program, how it is used in your future marketing and promotional activities, if the data accumulated by the physicians is used to the same extent as data accumulated by third party providers and why associated costs do not meet the criteria in ASC 730-10-55-1 to be recorded as research and development expense.
                Tell us the primary purpose of entering into the contracts with the physicians/clinics under the Controlled Launch program. Describe and quantify the key terms governing your contracts with physicians/clinics under the Controlled Launch program.
                You state the consideration you pay to the physicians in the Controlled Launch program (in the form of credits on a per-patient basis) is equal to the standalone selling price of the Cell FX System, which is substantially less than the per-patient price of the data as paid in standalone transactions with third parties. Tell us why you are not recording the earned credits at the standalone selling prices for transactions with third parties.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613, if you
have questions regarding the comment.



FirstName LastNameSandra Gardiner                               Sincerely,
Comapany NamePulse Biosciences, Inc.
                                                                Division of
Corporation Finance
June 30, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName